

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, NE
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

August 11, 2008

Mr. Michael Neufeld
Chief Executive Officer
Pegasi Energy Resources Corporation
218 N. Broadway, Suite 204
Tyler, Texas 75702

   Re: **Pegasi Energy Resources Corporation**
       Form 10-KSB for Fiscal Year Ended December 31, 2007
       Filed April 21, 2008
       File No. 333-134568

Dear Mr. Neufeld:

   We have completed our review of your Form 10-KSB and related filings and do not, at this time, have any further comments.

             Sincerely,

             Jill S. Davis
             Branch Chief